Phoenix Canada Oil Company Limited

Management's Review & Outlook – The "Hydrogen Economy"

The industrialized world must eventually accept the "Hydrogen Economy" – simply as a matter of survival – as reserves of conventional fossil fuel near depletion. A universe of "alternative" energies continue to be promoted – but, without a known exception, they are not economically viable over the mid to longer term for an energy-dependent civilization. As one example of a questionable alternative energy effort – Ontario just announced plans for a one-million solar panel installation powering a $300-million, 40 megawatt, generation facility which will cover 855 acres (420 football fields) and which will service only 0.2 of 1% of Ontario's residential demand (about 6,000 homes).

It will be recognized that the future worldwide hydrogen energy web – the "Hydrogen Economy" – will be the historic catalyst for the next technological, commercial and social revolution that will determine the human condition on the planet Earth for decades to come. This "big picture" – the global revolution to derive from the "Hydrogen Economy" – will evolve for most of the 21st Century, at least. We will witness a movement as powerful in its economic and political impact as the 19th Century's development of coal and steam power – the 20th Century's exploitation of fossil fuels and the internal combustion engine – and in this 21st Century, the evolving "Hydrogen Economy" which will revolutionize the massive energy sector as we now know it.

The "Hydrogen Economy" will be environmentally clean and non-polluting – hydrogen's only combustion products are heat and moisture. The world's hydrogen resources are inherently inexhaustible. Further, to the world's distinct political advantage, all peoples of all nations will then have unlimited access to "in-house" energy supplies required to kick-start and sustain long term economic development. For centuries, the luck of the geological draw randomly determined the location and monopoly of fossil fuel deposits – while the large majority of consumer nations were subject to the tyranny of OPEC's cartel control of world oil markets.

Phoenix is in a position to assert a leading role in the "Hydrogen Economy" – after reaching a key milestone with the grant of U.S. Patent No. 7,122,171 (17 October 2006) covering the innovative hydrogen gas generation technology on which Phoenix holds worldwide exclusivity. The Phoenix position is secured through the Technology License Agreement ("TLA") entered into with a major U.S. research university. The existing and future intellectual property rights will be maintained for a period of 20 years beyond the initial 17-year term of the last patent developed and issued under the TLA.

The issued U.S. patent provides a measure of confidence that no "prior art" has been disclosed that conflicts with the Company's proprietary TLA technology – and validates what Phoenix considers as the "foundation" intellectual property covering the solar light-powered generation of very low cost, pure hydrogen gas energy derived from an ordinary water feedstock. The U.S. patent recognizes the credibility of the "foundation" technology – which, in turn, confirms that the TLA is now a longer term corporate "hard asset" securing our financial commitments to the project.

Valid alternative energies to replace depleting conventional fossil fuels are a life-or-death priority for economic survival. Biofuels, primarily ethanol, all share the fundamental disadvantage that their raw material base is food – in competition with human and animal needs. Current biofuel production is already fueling the current commodity price inflation in most food crops. Biofuel's economics are further distorted by ethanol's inherently negative input-output energy balance. The current ethanol boom has sown the seeds of an economic debacle of potentially monumental proportions – despite (or because of) massive U.S. Government subsidies. Alarming scenarios are predictable when assessing dependence on agriculture-derived feedstocks for alternative fuels; if the 2017 (only a decade hence) ethanol production targets are to be met – about 100% of the current record U.S. corn crop must be converted into fuel. For another example – supplying the current U.S. transportation market for energy would require 100% of the annual farm production of U.S. corn and soybeans – converted into biofuel – to supply only about 11% of that sector's fuel consumption.

Fossil fuel alternatives also face the unacceptable environmental costs of dealing with carbon dioxide emissions, greenhouse gases, global warming effects – and to maintain longer term environmental stability. The "Hydrogen Economy" – generating inexhaustible pristine energy with benign environmental impact – will provide the only longer term "clean" energy alternative. It can transform how we power our homes, our vehicles and our industries. To better understand the capabilities of the "Hydrogen Economy" – consider the following basic facts on that ubiquitous natural element – Hydrogen:

- Hydrogen is by far the most abundant of the planet Earth's elements, accounting for about 75% of its mass and 90% of its atomic weight.
- Hydrogen is a colorless, odorless, tasteless and non-toxic gas which is considerably lighter than atmospheric air.
- One kilogram of Hydrogen provides the equivalent in energy value of one gallon of gasoline.
- Current industrial Hydrogen production, critically important for oil refining and for the oil sands' crude bitumen upgrading process, among many other established industrial markets, could power about 30-million automobiles – or provide the energy needs of up to 8-million homes – safely, efficiently and with no negative environmental impact. Hydrogen is not an untested, unproven industrial gas.

In the current energy universe, few spades are being called spades – when evaluating the status of the world's proven, producing fossil fuel reserves. Currently, world oil consumption is about 85-million barrels per day – conservatively expected to increase to over 115-million barrels per day by 2030. Lending credibility to the "Peak Oil" energy depletion "Dooms-Day" scenario – current world oil finding rates are now only about 50% of current oil consumption. Can there be a stronger foundation for the "Hydrogen Economy?"

The advent of the "Hydrogen Economy" will inevitably have a dramatic and lasting economic impact on the massive global energy universe – and on its many major industry players.

Per: S. Donald Moore
President
09 July 2007

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